SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

Purple Beverage Company, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

746387 10 9

(CUSIP Number)

December 12, 2007

(Date of Event Which Requires Filing of this Statement)
______________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

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*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 746387 10 9	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON(S) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OR ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,900,000(1)
	6	SHARED VOTING POWER 2,164,285(2)
	7	SOLE DISPOSITIVE POWER 1,900,000(1)
	8	SHARED DISPOSITIVE POWER 2,164,285(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,064,285 (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9% (4)
12	TYPE OF REPORTING PERSON IN

(1) Excludes warrants to purchase 450,000 shares of common stock held by Barry Honig that prohibit the holder thereof and its affiliates from exercising such warrants to the extent that it would result in beneficial ownership by such holder and its affiliates of more than 4.99% of the common stock, or, if such limitation is waived by the holder upon no less than 61 days prior notice, 9.99%.

(2) Includes 2,164,285 shares of common stock held by GRQ Consultants, Inc., with respect to which Barry Honig is the President and a control person.

(3) Includes 1,900,000 shares of common stock held by Barry Honig and 2,164,285 shares of common stock held by GRQ Consultants, Inc. Excludes warrants to purchase 450,000 shares of common stock held by Barry Honig that prohibit the holder thereof and its affiliates from exercising such warrants to the extent that it would result in beneficial ownership by such holder and its affiliates of more than 4.99% of the common stock, or, if such limitation is waived by the holder upon no less than 61 days prior notice, 9.99%. Absent this limitation, Barry Honig would be deemed to beneficially own an aggregate of 4,514,285 shares of common stock, or 7.6%.

(4) Based upon an aggregate of 58,940,649 shares of common stock outstanding as of May 1, 2008.

CUSIP No. 746387 10 9	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON(S) GRQ Consultants, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OR ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,064,000(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,064,285(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,064,285(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%(2)
12	TYPE OF REPORTING PERSON CO

(1) Includes 1,900,000 shares of common stock held by Barry Honig and 2,164,285 shares of common stock held by GRQ Consultants, Inc., with respect to which Barry Honig is the President and a control person. Excludes warrants to purchase 450,000 shares of common stock held by Barry Honig that prohibit the holder thereof and its affiliates from exercising such warrants to the extent that it would result in beneficial ownership by such holder and its affiliates of more than 4.99% of the common stock, or, if such limitation is waived by the holder upon no less than 61 days prior notice, 9.99%. Absent this limitation, GRQ Consultants, Inc.
would be deemed to beneficially own an aggregate of 4,514,285 shares of common stock, or 7.6%.

(2) Based upon an aggregate of 58,940,649 shares of common stock outstanding as of May 1, 2008.

CUSIP No. 746387 10 9	13G	Page 4 of 8 Pages

Item 1.

(a)  Name of Issuer:

Purple Beverage Company, Inc.

(b)  Address of Issuer's Principal Executive Offices:

450 East Las Olas Blvd., Suite 830
Fort Lauderdale, Florida 33301

Item 2.

(a) Name of Person Filing

This statement is filed by and on behalf of Barry Honig and GRQ Consultants, Inc.

Mr. Honig is President of GRQ Consultants, Inc. Mr. Honig may be deemed to beneficially own shares owned and/or held by and/or for the account and/or benefit of GRQ Consultants, Inc.

(b) Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the reporting persons is 595 South Federal Highway, Suite 600, Boca Raton, FL, 33432.

(c) Citizenship

See the disclosure provided in response to Item 4 on the attached cover page(s).

(d) Title of Class of Securities

Common Stock, par value $0.001 per share of Purple Beverage Company, Inc.

(e) CUSIP Number

746387 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

CUSIP No. 746387 10 9	13G	Page 5 of 8 Pages

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned:

See the disclosure provided in response to Item 9 on the attached cover page(s).

(b) Percent of class:

See the disclosure provided in response to Item 11 on the attached cover page(s).

(c) Number of shares as to which such person has:

Barry Honig

(i) Sole power to vote or to direct the vote:

1,900,000

(ii) Shared power to vote or to direct the vote:

2,164,285

(iii) Sole power to dispose or to direct the disposition of:

1,900,000

(iv) Shared power to dispose or to direct the disposition of:

2,164,285

GRQ Consultants, Inc.

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

4,064,000

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

CUSIP No. 746387 10 9	13G	Page 6 of 8 Pages

4,064,285

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 746387 10 9	13G	Page 7 of 8 Pages

SIGNATURE

Each reporting person certifies that, after reasonable inquiry and to the best of such reporting person’s knowledge and belief, the information set forth in this statement is true, complete and correct.

Dated: May 6, 2008
Barry C. Honig

/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc.

By:	/s/ Barry Honig
Name:	Barry Honig
Title:	President

CUSIP No. 746387 10 9	13G	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Joint Filing Agreement dated May 6, 2008 between Barry Honig and GRQ Consultants, Inc.